Exhibit 99.1

Ecopetrol announces the non- filing of its annual report on Form 20-F for the year ended December 31, 2016

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) announced that it will be unable to file its annual report on Form 20-F for the year ended December 31, 2016 by May 16, the end of the fifteen-day extension period that the Company obtained by filing Form 12b-25 with the Securities and Exchange Commission.

The Company does not anticipate any changes from the results reported in its 2016 earnings release published on March 6, 2017, except for those changes generated by the conversion of its numbers to full International Financial Reporting Standards (IFRS) when it publishes its annual report on Form 20-F. Ecopetrol´s audited financial statements have been duly presented in Colombia in compliance with local financial regulations and authorities. To the best of Ecopetrol´s knowledge, the financial statements continue to fairly represent the financial and operational condition of the Company in all material aspects, and its internal controls remain effective.

To be prudent, however, and in order to exercise due diligence, the Audit Committee of the Board of Directors has retained a U.S.-based outside law firm to commence a third-party investigation into the matters set forth in the Prosecutor’s Office announcement, as more fully described below.

In light of the Prosecutor’s Office announcement, the Company´s auditor for 2014-2015 has said it is not ready to consent to the use of its opinion in connection with the filing of the Form 20-F, and accordingly will continue to monitor the progress of the third-party investigation.

In order to address the non-filing of the 2016 Form 20-F, the Company will hold a conference call tomorrow May 17 at 3.45 pm Bogotá (4.45 pm EST). Details of the call will follow shortly.

Due to the inability of the Company to file its 2016 Form 20-F by May 16, we consider relevant to update on the current status of the most significant ongoing investigations and proceedings with regards to Reficar.

Ecopetrol is a corporation majority owned by the Colombian Government that administers public resources and Reficar is a wholly owned subsidiary of Ecopetrol. Ecopetrol’s employees have a statutory responsibility to ensure the proper use of public resources. Reficar´s employees also have a duty for proper management of public resources.

The conduct of Ecopetrol’s and Reficar’s employees is generally subject to the control and supervision of the following control entities, among others:

•	The Office of the Comptroller General (Contraloría General de la República) is the state entity entrusted to ensure the proper use of public resources and has the authority to investigate public employees or private sector employees that use or manage public resources.

•	The Attorney General’s Office (Procuraduría General de la Nación) is the entity that supervises compliance with applicable law by public employees and private sector employees that carry out public functions. The Office has the responsibility for investigating and disciplining individuals in respect of any failure to so comply.

•	The Prosecutor’s Office (Fiscalía General de la Nación) is the entity in charge of investigating potential crimes and prosecuting alleged crimes before the court in judicial proceedings.

The following are the most significant investigations and proceedings carried out by the aforementioned state entities:

1.	The Office of the Comptroller General’s investigations and proceedings:

As a result of the modifications of the schedule and budget related to Reficar´s expansion and modernization project (the “Project”), the Office of the Comptroller General initiated a special audit investigation of the Project in 2016 and delivered a final report to Reficar on December 5, 2016. The report made 36 findings, most of which were related to increased costs compared to budget for services, labor and materials, which were appropriately explained by the company. As required, on January 18, 2017, Reficar submitted an action plan addressing the 36 findings in the following areas: (i) contract management, (ii) supervision of engineering standards contracted with third parties and (iii) documentation of the control, reporting and monitoring mechanisms of subcontracts.

As a result of the findings described above, the Office of the Comptroller General recently opened actions for financial responsibility (proceso de responsabilidad fiscal) against 36 individuals and the six companies involved in the Project, including current and former members of Ecopetrol´s board of directors (including the current CEO of Ecopetrol); former members of Reficar´s board of directors; current and former employees of Ecopetrol; and former employees of Reficar, as well as Chicago Bridge & Iron Company N.V., CBI-Chicago Bridge & Iron Company (CB&I) Americas Ltd., Chicago Bridge & Iron Company CB&I UK Limited, CBI Colombiana S.A., Foster Wheeler USA Corporation and Process Consultants Inc.

These actions pertain to an eventual reduction of the value of state assets due to a lower than expected profitability of Reficar as a result of the modifications of the schedule and budget of the Project.

In January 2017, the Office of the Comptroller General initiated another special audit of Reficar. As of the date of this release, the audit is in its preliminary stage.

2.	The Attorney General’s Office investigations:

The Attorney General´s Office has two ongoing investigations relating to the Project: (i) the first, initiated in 2012 against members of Reficar’s board of directors at the time, as well as certain current and former officers of Reficar; and (ii) a more recent investigation regarding delays in the completion of the Project, focusing on the role of current and former officers of Ecopetrol, as well as current and former members of Ecopetrol’s board of directors.

3.	The Prosecutor’s Office investigations:

The Prosecutor’s Office is conducting a confidential investigation. In connection therewith, on April 27, 2017, the Prosecutor’s Office announced in a press release his intention to pursue charges (including document forgery, illegal interest in the execution of agreements, misappropriation of public funds and unjust enrichment) against: (i) four former executives and officials of Ecopetrol and Reficar, (ii) one current employee of Ecopetrol who  was assigned to work in Reficar between 2012 and 2016, (iii) two executives of CB&I and (iv) Reficar’s statutory auditor for 2013-15.

No current executives of Ecopetrol, Reficar or members of the board of directors of Ecopetrol or Reficar are included in the Prosecutor’s Office press release. In the press release, the Prosecutor’s Office also announced that, in order to conclude the next phases of the investigation -- related to, among others, the selection of a strategic partner, the exit of Glencore International AG (the former majority owner of the Project) and the selection of the contractor -- it would be interviewing executives of Ecopetrol, Reficar, Glencore and the supervisory joint venture conformed by Foster Wheeler USA Corporation and Process Consultants Inc.

Ecopetrol and Reficar have cooperated closely and extensively with the control entities in furthering their investigations and will continue to monitor the status and development of these investigations.

In March 2016, Reficar filed a Request for Arbitration before the International Chamber of Commerce against Chicago Bridge & Iron Company N.V., CB&I (UK) Limited, and CBI Colombiana S.A. with respect to the Engineering, Procurement, and Construction Contract entered into by and between Reficar and CB&I for the expansion of the Cartagena Refinery in Cartagena, Colombia.  Reficar seeks no less than US$2 billion in damages plus lost profits. On May 25, 2016, CB&I filed an answer and counterclaim in the amount of approximately USD $213 million. On June 27, 2016, Reficar responded to CB&I’s counterclaim by denying any liability to CB&I. On April 28, 2017, Reficar submitted its Non- Exhaustive Statement of Claim and CB&I submitted its Statement of Counterclaim. The ICC proceeding is currently in its preliminary stage and is scheduled for a hearing in October 2018.

Bogotá D.C., May 16, 2017

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Ecopetrol is the largest company in Colombia and is an integrated oil & gas company; it is among the top 50 oil companies in the world and among the four top ones in Latin America. Besides Colombia - where it generates over 60% of the national production - it has exploration and production activities in Brazil, Peru & the US (Gulf of Mexico). Ecopetrol owns the largest refinery in Colombia and most of the pipeline and multi-product pipeline network in the country, and is significantly increasing its participation in bio-fuels.

This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information, please contact:

Head of Corporate Finance and Investor Relations

María Catalina Escobar

Phone: (+571) 234 5190

E-mail: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Phone: + 571-234-4329

Fax: +571-234-4480

e-mail: mauricio.tellez@ecopetrol.com.co